UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NRG ENERGY INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629377508

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 629377508

1	NAME OF REPORTING PERSON
Orbis Investment Management (U.S.), LLC ("OIMUS"); Orbis Investment Management Limited ("OIML"); Orbis Asset Management Limited ("OAML")

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
OIMUS: 26-0583752
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION OIMUS is a company organised under the laws of Delaware, U.S.A.; OIML and OAML are companies organized under the laws of Bermuda.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,180,885 (please see Exhibit 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,180,885 (please see Exhibit 1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OIMUS 68,627; OIML 12,071,989; OAML 40,269 (please see Exhibit 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON FI (OIML); OO (OIMUS and OAML)

CUSIP No.: 629377508

ITEM 1(a).	NAME OF ISSUER:
NRG ENERGY INC.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
211 Carnegie Center Princeton, NJ 08540
ITEM 2(a).	NAME OF PERSON FILING:
Orbis Investment Management (U.S.), LLC ("OIMUS"); Orbis Investment Management Limited ("OIML"); Orbis Asset Management Limited ("OAML")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
For OIML and OAML: Orbis House, 25 Front Street, Hamilton Bermuda HM11; For OIMUS: 600 Montgomery Street, Suite 3800, San Francisco, CA 94111, USA
ITEM 2(c).	CITIZENSHIP:
OIMUS is a company organised under the laws of Delaware, U.S.A.; OIML and OAML are companies organized under the laws of Bermuda.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
629377508
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J); for OIML
(k)	[X] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: Equivalent to IA (only for OIML)

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
OIMUS 68,627; OIML 12,071,989; OAML 40,269 (please see Exhibit 1)
	(b)	Percent of class:
5.3%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
12,180,885 (please see Exhibit 1)
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
12,180,885 (please see Exhibit 1)
(iv) Shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 68,627 shares of common stock of NRG Energy, Inc. beneficially owned by Orbis Investment Management (U.S.), LLC (please see Exhibit 1).

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 12,071,989 shares of common stock of NRG Energy, Inc. beneficially owned by Orbis Investment Management Limited.

Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 40,269 shares of common stock of NRG Energy, Inc. beneficially owned by Orbis Asset Management Limited.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Orbis Investment Management (U.S.), LLC ("OIMUS"), Orbis Investment Management Limited ("OIML") and Orbis Asset Management Limited ("OAML") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIMUS, OIML and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

OIMUS is the beneficial owner of 68,627 shares of common stock or 0.03% of the 229,967,461 shares of common stock of NRG Energy, Inc. believed to be outstanding (please see Exhibit 1).

OIML is the beneficial owner of 12,071,989 shares of common stock or 5.25% of the 229,967,461 shares of common stock of NRG Energy, Inc. believed to be outstanding.

OAML is the beneficial owner of 40,269 shares of common stock or 0.02% of the 229,967,461 shares of common stock of NRG Energy, Inc. believed to be outstanding.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 03, 2012

Date
Orbis Investment Management (U.S.), LLC Orbis Investment Management Limited Orbis Asset Management Limited
/s/James Dorr

Signature
James Dorr, General Counsel of Orbis Investment Management Limited and Orbis Asset Management Limited; Director of North Rock Holdings Corp., a member of Orbis Investment Management (U.S.), LLC

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 629377508
Exhibit 1

This Amendment No. 5 to Schedule 13G is being filed by the Reporting Persons identified herein to correct a clerical error in the amount of shares beneficially owned on December 31, 2011 as reported in the Amendment No. 4 filed on February 14, 2012.